Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated June 25, 2008

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains the following:-

1.	A news release dated May 5, 2008 entitled ‘European Economy Set for a €95 Billion Boost if TV Spectrum is Used for Mobile Broadband Services’

2.	A news release dated May 6, 2008 entitled ‘Vodafone to Offer Apple’s iPhone in Ten Markets’

3.	A news release dated May 13, 2008 entitled ‘Vodafone Enters into Strategic Partner Market Alliance with Entel PCS in Chile’

4.	A news release dated May 16, 2008 entitled ‘Vodafone Announces the Acquisition of ZYB’

5.	A news release dated May 19, 2008 entitled ‘Acquisition of Minority Interests in Arcor’

6.	A news release dated May 20, 2008 entitled ‘Vodafone Welcomes FYR Macedonia to its Global community’

7.	A news release dated June 9, 2008 entitled ‘Vodafone and Apple to Bring iPhone 3G to Australia, Italy, New Zealand & Portugal on July 11’

8.	Stock Exchange Announcement dated May 8, 2008 entitled ‘Transaction in Own Securities’

9.	Stock Exchange Announcement dated May 13, 2008 entitled ‘Transaction in Own Securities’

10.	Stock Exchange Announcement dated May 15, 2008 entitled ‘Transaction in Own Securities’

11.	Stock Exchange Announcement dated May 19, 2008 entitled ‘Transaction in Own Securities’

12.	Stock Exchange Announcement dated May 20, 2008 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

13.	Stock Exchange Announcement dated May 21, 2008 entitled ‘Transaction in Own Securities’

14.	Stock Exchange Announcement dated May 30, 2008 entitled ‘Transaction in Own Securities – Voting rights and capital’

EUROPEAN ECONOMY SET FOR A €95 BILLION BOOST IF TV SPECTRUM IS USED FOR MOBILE
BROADBAND SERVICES

May 5, 2008

The European economy would receive a financial boost of at least €95 billion over the next 20 years if one quarter of the UHF band were instead allocated for mobile broadband services, a new independent study shows today.

‘Getting the most out of the digital dividend’ - a report published today by Spectrum Value Partners - was commissioned by Ericsson, Nokia, Orange, Telefónica and Vodafone. It is the first comprehensive economic analysis of the costs and benefits of allocating different quantities of UHF spectrum for mobile broadband and broadcast use throughout Europe.

Although the size of the benefits differ between individual Member States, the potential €95 billion windfall to the European economy represents additional value specifically associated with the use of the UHF spectrum. It is in addition to the €2.5 trillion generated by the European mobile industry using other spectrum in the same period between 2008 and 2027.

The study also shows that, with the remainder of the band, broadcasters are expected to generate more than €750 billion for the European economy during the same period, reflecting the large individual and social benefits from terrestrial broadcasting. It assumes that all existing free-to-air analogue broadcast TV channels will continue to be provided in either high definition or standard definition formats and finds that the majority  of the value which could be created by broadcasters is already provided by existing analogue channels rather than by the launch of new digital-only channels.

Additional points of the study include:

•

Much of the value associated with the use of UHF spectrum for mobile services is attributed to providing wider and lower cost broadband coverage. Together with a 12 MHz ‘guard band’ to prevent interference between mobile broadband and TV services, the mobile industry would need between 40 MHz and 140 MHz under a wide range of plausible demand scenarios. This could help generate a range from at least €63 billion to as much as €165 billion of additional value for the European economy.

•

Allocating at least 92 MHz (including the ‘guard band’) of UHF spectrum to mobile operators - a quarter of the total UHF band currently used for the provision of broadcast services - would be most likely to maximise additional value for the European economy as a whole.

•	Similar results are found across Member States which otherwise differ significantly in terms of GDP/capita, cable and satellite penetration and levels of fixed broadband availability

•	The results already take into account the large social benefits of broadcasting – above and beyond the benefits directly enjoyed by individual TV viewers.

•	Delaying the release of UHF spectrum by three years would cost Europe €20bn.

Commenting on the study, Janice Hughes, Chief Executive of Spectrum Value Partners, said: “This UHF release to mobile will create cheaper broadband services for consumers on the move across Europe and will promote growth in the use of mobile browsing, email and video services.  The move will also stimulate jobs and innovation in new companies as entrepreneurs respond to the demand for wireless web 2.0 services.”

Richard Feasey, Public Policy Director at Vodafone, added: “The efficient use of the UHF spectrum is vital if Europe is to remain a global leader in both broadcasting and mobile communications in the coming decades. We join the European Parliament and the European Commission in urging Member States to act now.

The study, for the first time, bridges the gap between the two sectors and provides policymakers with the tools to work out how best to use the digital dividend in each Member State. It shows all of us the enormous economic consequences of those decisions. We intend this study to be a major input into the Regulatory Impact Assessment which the European Commission has said it intends to undertake this summer, but which we believe should also be undertaken by each and every Member State over the next 12 months. If we delay further, Europe will pay a heavy price.“

Catherine Trautmann, MEP and rapporteur in the current review of EU telecommunications legislation, has also suggested that every Member State should be required to establish a National Digital Dividend Plan. The USA completed an auction of UHF TV radio spectrum in March, this year. To date, only three European Member States have developed firm proposals for the digital dividend in Europe.

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For Further Information

For further information, please visit www.spectrumstrategy.com or contact Rebecca Hoyle or Janice Hughes  (+44 20 7630 1400).

Spectrum Value Partners

Spectrum Value Partners is a leading strategy consultancy firm, focused on the telecoms and media sectors worldwide. Formerly Spectrum Strategy Consultants (founded in 1994), Spectrum is now part of Value Partners Group. The Group has 3000 consultants and offices across Europe, Asia and the Americas, and clients in over fifty territories. As one of the largest TMT practices worldwide, our consultants work across all sectors of the digital marketplace offering a wide-ranging portfolio of services.

6 May 2008

VODAFONE TO OFFER APPLE’S IPHONE IN TEN MARKETS

Vodafone today announced it has signed an agreement with Apple to sell the iPhone in ten of its markets around the globe. Later this year, Vodafone customers in Australia, the Czech Republic, Egypt, Greece, Italy, India, Portugal, New Zealand, South Africa and Turkey will be able to purchase the iPhone for use on the Vodafone network.

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For further information:

Vodafone Group

Media Relations

Tel: +44 (0) 1635 664444

13 May 2008

VODAFONE ENTERS INTO STRATEGIC PARTNER MARKET ALLIANCE WITH ENTEL PCS IN CHILE

Vodafone and Entel PCS today announce that they have signed a Partner Market agreement – a strategic alliance which will see the introduction of an exclusive range of Vodafone products and services made available for Entel PCS customers in the Republic of Chile.

Under the terms of this agreement, Entel PCS has access to specific Vodafone knowledge and expertise and will be able to provide their customers with selected Vodafone roaming and eventually business and consumer products. These products and services will include a range of push-email devices and Vodafone branded handsets. In addition to Entel PCS’s current product portfolio the company will be able to offer a series of Vodafone-branded mobile broadband USB modems, which will enable customers to access the internet from their laptops at broadband speeds over Entel PCS’s mobile network.

Vodafone’s products and services will be marketed in Chile under Vodafone’s global brand, enhancing Entel PCS’s nationally recognised brand. In addition, the two companies will also work closely on information and best-practice sharing in order to enhance future offerings and customer services.

Commenting on the agreement, Hatem Dowidar, CEO, Vodafone Partner Markets, commented:

“Through this agreement with Entel PCS, Vodafone will be able to increase its brand recognition and extend its product range to one of the most developed markets in Latin America.

“Chile is a leading market for mobile communications in the region, and Entel PCS is in a stronger position to improve the provision of enhanced voice and data products, including Entel PCS’s current HSDPA internet access mobile network for customers eager for greater access to international products and services.”

Richard Büchi, President of Entel PCS added:

“We are very pleased to have agreed to this alliance with Vodafone which will enable Entel PCS and our customers to become part of a global network, whilst still maintaining the advantages of being a local operator.

“Entel PCS has a deep knowledge of both its customers and the Chilean telecommunications market, which has allowed us to compete successfully with international operators. Our company leads the main financial, brand and service indicators, and this alliance with Vodafone will be a key feature in maintaining this leadership in an increasingly globalised world

““Now that we are partners of the world’s largest international mobile network, we will complement standards, have a greater purchasing power and generate an important critical mass. Obviously, this is an advantage, for both our end customers and Entel PCS as a company”.

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For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

Notes to Editors

About Vodafone

Vodafone is the world’s leading international mobile communications group with over 252 million proportionate customers as of 31 December 2007. Vodafone currently has equity interests in 25 countries across five continents and a further 42 partner networks worldwide. For more information, please visit www.vodafone.com

About Entel PCS

With almost 6 million subscribers, Entel PCS leads the main financial, brand and service indicators in Chile and was awarded with the Frost & Sullivan prize for the Best Mobile Service Provider 2007 in Latin America.

Entel PCS is part of Empresa Nacional de Telecomunicaciones S.A., the largest telecommunication company in Chile, that provides mobile, data and IT, and internet services, local and long-distance telephony services (together with related services). Entel has also operations in Perú and is listed on the Chilean stock exchange (Bolsa de Comercio de Santiago) under the ticker symbol ENTEL. Its headquarters are located in Santiago, Chile.

About Vodafone Partner Markets

Vodafone Partner Markets are a series of strategic alliances across the globe between Vodafone Group and mobile network operators which Vodafone does not own. Instead, Vodafone has leveraged its global brand, purchasing power and international products and services to agree partnerships which enable Vodafone’s partners to offer products and services under the Vodafone name. Partner Markets vary from full brand-franchise agreements, such as Vodafone Iceland, through to product branding, roaming and service resale agreements, such as Chile’s Entel PCS. In addition to offering Vodafone products and services to partner companies’ customers, Vodafone customers, when roaming on partner networks, are able to seamlessly access a range of services familiar to them from their home markets.

16 May 2008

VODAFONE ANNOUNCES THE ACQUISITION OF ZYB

Vodafone* today announces that it has agreed to acquire 100% of ZYB, a privately-owned company based in Denmark which operates a social networking and online management tool enabling mobile phone users to back-up and share their handsets’ contact and calendar information online. The acquisition will be made for a cash consideration of Eur31.5 million.

The acquisition of ZYB is a further advance in the implementation of Vodafone’s Total Communications strategy which is delivering new revenue growth around fixed broadband, mobile advertising and a rich set of internet services that integrate the mobile and PC customer experience.  ZYB fits into this strategy by enhancing the range of communications services Vodafone can provide to its customers.

ZYB is unique amongst social networking sites as it is designed with the mobile device at its heart, allowing customers to share information and messages between their friends and colleagues who are held in their mobile phone’s address book.

ZYB increases communication choices for customers enabling them to send messages and images from their PC to multiple mobile devices in their mobile community, as well as taking advantage of the functionality of an instant messaging service.

Pieter Knook, Internet Services Director for Vodafone Group, said: “Vodafone understands that the core of any customer’s personal and business network is the set of contacts they hold on their mobile phone.

“Using a web portal as a link between the PC and the mobile device, ZYB provides an interactive way for people to nurture, contact and develop their relationships with their most important friends and colleagues and builds links with those contacts’ wider networks. This is Web 2.0 in action.

“This acquisition is consistent with our strategy of delivering products and services which meet our customers’ total communications needs.”

Tommy Ahlers, CEO of ZYB, added: “I am delighted that ZYB is to join Vodafone, the world’s largest international mobile community.

“Vodafone and ZYB share the same vision: to create a new mobile experience that builds on the convergence between the mobile and PC – and one which works on both platforms.

“By joining a company with Vodafone’s global reach, ZYB has more opportunities to bring to the mobile a further advance to the rich and interactive communications experience which people already recognise via the internet on their PC.”

ZYB will remain based in Denmark and upon acquisition will be incorporated into Vodafone’s Internet Services Division.

- ends -

* The purchaser of ZYB is Vodafone Europe BV, a holding company of Vodafone Group, based in The Netherlands.

For further information:

Vodafone Group

Investor Relations	Media Relations

Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

Notes to Editors

About Vodafone

Vodafone is the world’s leading international mobile communications group with over 252 million proportionate customers as of 31 December 2007. Vodafone currently has equity interests in 25 countries across five continents and a further 42 partner networks worldwide. For more information, please visit www.vodafone.com

19 May 2008

ACQUISITION OF MINORITY INTERESTS IN ARCOR

Vodafone* today announces that it has agreed to acquire the 26.4% interest in Arcor AG & Co. KG (“Arcor”) that it does not already own from Deutsche Bahn AG and Deutsche Bank AG for a cash consideration of €474 million.

With full ownership of Arcor, the leading alternative fixed-line carrier in Germany with 2.6 million DSL lines, representing 14% market share, Vodafone continues to execute on its strategy of meeting the total telecommunication needs of its customers. The transaction also enables Vodafone Germany to exploit further the potential synergies available from fixed-mobile integration and to participate more effectively in the continued rapid development of the German broadband market, which is growing at just under 30% per annum.

Commenting on the transaction, Arun Sarin, Chief Executive of Vodafone, said: “This deal is consistent with our total communications strategy. By taking full control of Arcor and aligning it more closely with Vodafone Germany we will leverage the greater scale this presents, and generate synergies and substantial time to market benefits within Europe’s largest telecommunications market.”

The transaction meets Vodafone’s stated financial criteria and is broadly neutral to adjusted earnings per share from the date of the acquisition. There are no outstanding conditions to the acquisition and it will therefore be completed today.

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* The purchaser is Vodafone Holding GmbH, a wholly owned subsidiary of Vodafone Group.

For further information:

Vodafone Group

Investor Relations	Media Relations
Telephone: +44 (0) 1635 664447	Telephone: +44 (0) 1635 664444

About Vodafone

Vodafone is the world’s leading international mobile communications group with over 252 million proportionate customers as at 31 December 2007. Vodafone currently has equity interests in 25 countries across five continents and a further 41 partner networks worldwide. For more information, please visit www.vodafone.com

About Arcor

Arcor is the leading alternative fixed-line carrier in Germany.  Through its own nationwide voice and data network, Arcor uses the latest technologies to offer both corporate and residential clients a full spectrum of services for voice and data transfer.

Arcor has an advanced fixed network in Germany, which includes more than 33,000 km of optical fibre cabling, 2,600 local exchanges, providing approximately 60% population coverage in more than 800 cities and towns. Arcor also continues to address new customer segments through wholesale co-operations and adds more customer offerings such as digital TV as well as IP-based and managed services for business customers.

20 May 2008

VODAFONE WELCOMES FYR MACEDONIA TO ITS GLOBAL COMMUNITY

Vodafone today announces that it has extended its Partner Market agreement with mobilkom austria group to introduce an extensive range of Vodafone’s products and services into FYR Macedonia, through mobilkom’s subsidiary, VIP Operator.

Under the terms of the agreement, VIP Operator will be able to provide their customers with Vodafone products and services for international voice and data roaming, business and consumer propositions. These products and services will include a range of BlackBerry© from Vodafone push-email devices, a mobile internet access portal rendered for mobile handsets, and a range of Vodafone branded phones including ultra-low cost handsets. In addition, VIP Operator will launch a series of Vodafone-branded mobile broadband USB modems, enabling customers to access the internet from their laptops at broadband speeds over the mobile network.

Vodafone’s products and services available through the agreement will be Vodafone-branded, combining VIP Operator’s nationally recognised brand and services with products available under Vodafone’s global brand.

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For further information:

Vodafone Group

Investor Relations	Media Relations

Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

Notes to editors:

About Vodafone

Vodafone is the world’s leading international mobile communications group with over 252 million proportionate customers as at 31 December 2007. Vodafone currently has equity interests in 25 countries across five continents and a further 42 partner networks worldwide. For more information, please visit www.vodafone.com

9 June 2008

VODAFONE AND APPLE TO BRING IPHONE 3G TO AUSTRALIA, ITALY, NEW ZEALAND & PORTUGAL ON
JULY 11

NEWBURY, England and SAN FRANCISCO, 9June 2008.  Vodafone, the world’s leading international mobile communications group, and Apple(R) today announced that the highly anticipated iPhone 3G will be available in Australia, Italy, New Zealand and Portugal on July 11, and in the Czech Republic, Egypt, Greece, India, South Africa and Turkey later this year. iPhone 3G combines all the revolutionary features of iPhone with 3G networking that is twice as fast* as the first generation iPhone, built-in GPS for expanded location based mobile services, and iPhone 2.0 software which includes support for Microsoft Exchange ActiveSync and runs the hundreds of third party applications already built with the recently released iPhone SDK.

“We are very excited to bring iPhone 3G to many of our customers across Europe and emerging markets this summer,” said Frank H. Rovekamp, global CMO, Vodafone Group. “Vodafone’s extensive, high speed and reliable networks mean customers can enjoy a great Internet and communications experience on their iPhone 3G.”

“We’re excited to work with Vodafone, the world’s largest mobile telecommunications company, to bring iPhone 3G to 10 countries across the globe,” said Tim Cook, Apple’s COO. “We can’t wait to get this revolutionary product in the hands of even more people around the world.”

Australia, Italy, New Zealand and Portugal will be the first Vodafone markets to offer customers iPhone 3G for purchase on July 11. iPhone 3G will be available via Vodafone on both prepay and contract price plans which will include great value data bundles. Other markets will follow later this year and full details of specific launch dates and price plans will be made available soon by individual Vodafone operating companies.

Customers in Vodafone’s 10 markets where iPhone 3G will be available can pre-register online and in retail stores in the next few days.

*Based on 3G and EDGE testing. Actual speeds vary by site conditions.

Vodafone is the world’s leading international mobile communications group with over 260 million proportionate customers as of 31 March 2008. Vodafone currently has equity interests in 25 countries across five continents and a further 42 partner networks worldwide. For more information, please visit http://www.vodafone.com.

Apple ignited the personal computer revolution in the 1970s with the Apple II and reinvented the personal computer in the 1980s with the Macintosh. Today, Apple continues to lead the industry in innovation with its award-winning computers, OS X operating system and iLife and professional applications. Apple is also spearheading the digital media revolution with its iPod portable music and video players and iTunes online store, and has entered the mobile phone market with its revolutionary iPhone.

NOTE TO EDITORS: For additional information visit Apple’s PR website (http://www.apple.com/pr/), or call Apple’s Media Helpline at (408) 974-2042.

(C) 2008 Apple Inc. All rights reserved. Apple, the Apple logo, Mac, Mac OS, Macintosh and iPhone are trademarks of Apple. Other company and product names may be trademarks of their respective owners.

For further information:

Vodafone Group

Investor Relations

Tel:  +44 (0) 1635 664447

Media Relations

Tel:  +44 (0) 1635 664444

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 May 2008

Number of ordinary shares transferred:	134,064

Highest transfer price per share:	163.5p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,126,828,304 of its ordinary shares in treasury and has 53,130,297,563 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 May 2008

Number of ordinary shares transferred:	59,504

Highest transfer price per share:	164.1p

Lowest transfer price per share:	156p

Following the above transfer, Vodafone holds 5,126,768,800 of its ordinary shares in treasury and has 53,130,864,407 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 May 2008

Number of ordinary shares transferred:	89,596

Highest transfer price per share:	162.7p

Lowest transfer price per share:	161.8p

Following the above transfer, Vodafone holds 5,126,679,204 of its ordinary shares in treasury and has 53,131,283,477 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 May 2008

Number of ordinary shares transferred:	96,164

Highest transfer price per share:	163.1p

Lowest transfer price per share:	162p

Following the above transfer, Vodafone holds 5,126,583,040 of its ordinary shares in treasury and has 53,131,483,494 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 19 May 2008 by HBOS Employee Equity Solutions that on 13 May 2008 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 164p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Andrew Nigel Halford*	152
Paul Michael Donovan	152
Terry Dean Kramer	152
Stephen Roy Scott	152

* Denotes Director of the Company

Philip Howie

Deputy Group Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 May 2008

Number of ordinary shares transferred:	314,696

Highest transfer price per share:	166.4p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,126,268,344 of its ordinary shares in treasury and has 53,132,074,317 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – Voting rights and capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	29 May 2008

Number of ordinary shares transferred:	161,355

Highest transfer price per share:	163.3p

Lowest transfer price per share:	154.7p

Following the above transfer, Vodafone holds 5,126,106,989 of its ordinary shares in treasury and has 58,258,641,807 ordinary shares in issue (including treasury shares).  Each such ordinary share has one vote per share.  Vodafone has 53,132,534,818 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 53,132,534,818.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 25, 2008	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company
Secretary